File No. 333-

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                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549-1004
                        ----------------------
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               THE KANSAS TAX-EXEMPT TRUST, SERIES 84

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.                 Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603


E.  title of securities being registered:  Units of beneficial interest

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date of the Registration Statement.


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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

             THE KANSAS TAX-EXEMPT TRUST
                     SERIES 84
               CROSS REFERENCE SHEET

Pursuant to Rule 404(c) of Regulation C
under the Securities Act of 1933

(Form N-8B-2 Items Required by Instruction
1 as to Prospectus on Form S-6)

Form N-8B-2 Item Number                         Form S-6 Heading in Prospectus
-----------------------                      ---------------------------------

             I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Name of trust                         )
   (b) Title of securities issued            ) Prospectus Front Cover Page

2. Name and address of Depositor             ) Sponsor Information

3. Name and address of Trustee               ) Trustee Information

4. Name and address of principal             ) Sponsor Information
   underwriter

5. Organization of trust                     ) Summary of the Trust

6. Execution and termination of              ) Summary of the Trust
   Trust Indenture and Agreement

7.  Changes of Name                          ) *

8.  Fiscal year                              ) *

9.  Material Litigation                      ) Description of Trust Portfolio-
                                             )  General

    II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General information regarding            ) General Summary of Information
    trust's securities and rights            )
    of security holders                      ) Redemption and Repurchase
                                             )  of Units
                                             ) Description of Trust Portfolio-
                                             )  General
                                             ) Other Rights of Certificate-
                                             )  holders
                                             ) Sponsor Information
                                             ) Trustee Information
                                             ) Tax Status (Federal, State,
                                             )  Capital Gains)

11. Type of securities comprising            ) Prospectus Front Cover Page
     units                                   )

12. Certain information regarding            )*
     periodic payment certificates           )

13. (a) Loan, fees, charges and              )
     expenses                                ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Estimated Current Return
                                             ) Accrued Interest to Carry
                                             ) Public Offering Information
                                             ) Expenses of the Trust
    (b) Certain information regarding        )
     periodic payment plan certificates      ) *
    (c) Certain percentages                  ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Estimated Current Return
                                             ) Public Offering Information
                                             ) Accrued Interest to Carry
                                             ) Sponsor Information
                                             )
    (d) Certain other fees,                  ) Other Rights of Certificate-
     expenses or charges                     )  holders
     payable by holders                      )

    (e) Certain profits to be received       )
     by depositor, principal underwriter,    ) Sponsor Information
     trustee or any affiliated persons       )

    (f) Ratio of annual charges to income    ) *

14. Issuance of trust's securities           ) Summary of the Trust
                                             ) Public Offering Information

15. Receipt and handling of payments         ) *
     from purchasers                         )
                                             ) Trust Administration
16. Acquisition and disposition of           ) Summary of the Trust
     underlying securities                   ) Description of Trust Portfolio
                                             ) Trustee Information
17. Withdrawal or redemption                 ) Redemption and Repurchase
                                             )  of Units
                                             ) Sponsor Information
18. (a) Receipt and disposition              ) Prospectus Front Cover Page
     of income                               ) Accrued Interest to Carry
                                             ) Distributions of Interest and
                                             )  Principal
    (b) Reinvestment of distributions        ) *
    (c) Reserves or special funds            ) Expenses of the Trust
                                             ) Summary of the Trust
    (d) Schedule of distributions            ) *
19. records, accounts and reports            ) Other Rights of Certificate-
                                             )  holders
20. Certain miscellaneous provisions         ) Summary of the Trust
     of Trust Agreement                      ) Sponsor Information
                                             ) Trustee Information
21. Loans to security holders                ) *
22. Limitations on liability                 ) Summary of the Trust
23. Bonding arrangements                     ) *
24. Other material provisions of             ) *
     trust indenture or agreement            )


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor                ) Sponsor Information
26. Fees received by Depositor               ) *
27. Business of Depositor                    ) Sponsor Information
28. Certain information as to                )
     officials and affiliated                ) *
     persons of Depositor                    )

29. Companies owning securities of           ) *
     Depositor                               )
30. Controlling persons of Depositor         ) *
31. Compensation of Officers of Depositor    ) *
32. Compensation of Directors                ) *
33. Compensation to Employees                ) *
34. Compensation to other persons            ) *


IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.Distribution of trust's securities        ) Prospectus Front Cover Page
    by states                                ) Objectives of the Trust
36.Suspension of sales of trust's            ) *
    securities                               )
37.Revocation of authority to                ) *
    distribute securities                    )
38. (a) Method of distribution               )
    (b) Underwriting agreements              ) Public Offering Information
    (c) Selling agreement                    )
39. (a) Organization of principal            )
         underwriter                         ) Sponsor Information
    (b) N.A.S.D. membership by               )
     principal underwriter                   )
                                             )
40. Certain fees received by                 ) *
     principal underwriter                   )
41. (a) Business of principal                ) Sponsor Information
     underwriter                             )
    (b) Branch offices or principal          ) *
     underwriter                             )
    (c) Salesmen or principal                ) *
     underwriter                             )
42. Ownership of securities of the trust     ) *
43. Certain brokerage commissions            ) *
     received by principal underwriter       )
44. (a) Method of valuation                  ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Public Offering Information
                                             ) Accrued Interest
                                             ) Redemption and Repurchase
                                             )  of Units

    (b) Schedule as to offering              ) *
     price                                   )
    (c) Variation in offering                ) Accrued Interest
     price to certain persons                )  Public Offering Information
45. Suspension of redemption rights          ) *
46. (a) Redemption valuation                 ) Estimated Current Return
                                             ) Accrued Interest
                                             ) Public Offering Information
                                             ) Redemption and Repurchase
                                             )  of Units
    (b) Schedule as to redemption            ) *
     price                                   )
47. Purchase and sale of interests           ) Sponsor Information
     in underlying securities                ) Redemption and Repurchase
                                             )  of Units


V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of           ) Trustee Information
     trustee                                 )
49. Fees and expenses of trustee             ) Summary of Essential Financial
                                             )  Information
                                             ) Expenses of the Trust
                                             )
50. Trustee's lien                           ) Accrued Interest to Carry
                                             ) Distribution of Interest and
                                             )  Principal
                                             ) Expenses of the Trust


VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's          )
     securities                              ) *
52. (a) Provisions of trust agreement        ) Trustee Information
     with respect to replacement or          ) Description of Trust Portfolio-
     elimination of portfolio securities     )  Replacement Bonds
    (b) Transactions involving               )
     elimination of underlying securities    ) *
    (c) Policy regarding substitution or     ) Trustee Information
     elimination of underlying securities    ) Description of Trust Portfolio-
                                             )  Replacement Bonds
    (d) Fundamental policy not               ) *
     otherwise covered                       )

53. Tax status of trust                      ) Tax Status (Federal, State,
                                             )  Capital Gains)


VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during                ) *
     last ten years                          )
55.                                          )
56. Certain information regarding            ) *
57.                                          )
58.                                          )
59. Financial statements (Instructions       ) Report of Independent
     1(c) to Form S-6)                       )  Auditors
                                             ) Statement of Net Assets

              Preliminary Prospectus Dated April 15, 1998

                     THE KANSAS TAX-EXEMPT TRUST

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                                                          Series 84
                                                  (A Unit Investment Trust)

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The attached final Prospectus for a prior Series of the Trust is hereby used as a preliminary Prospectus for the above state Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices for the securities in this Series and may vary materially from that of the previous Series.

A registration statement relating to the units of this Series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such
Units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS                          THE                            SERIES 83
                         KANSAS TAX-EXEMPT TRUST
                               2,493 UNITS
                    AVAILABLE ONLY TO KANSAS RESIDENTS

THE TRUST. The Trust initially consists of bonds and delivery statements relating to contracts to purchase bonds and, thereafter, will consist of a $2,430,000 aggregate principal amount portfolio comprised of interest bearing obligations issued by or on behalf of municipalities or other governmental authorities in the State of Kansas (the "Bonds" or "Securities"). In the opinion of counsel, interest income to the Trust and to Certificateholders, with certain exceptions, is exempt under existing law from Federal and Kansas state income taxes and local Kansas intangible personal property taxes, but may be subject to the Federal alternative minimum tax and other state and local taxes. Capital gains, if any, are subject to tax. The objectives of the Trust include 1) interest income which is exempt from Federal income taxes, Kansas state income taxes and intangible personal property taxes levied by Kansas counties, cities and townships, 2) conservation of capital, and 3) liquidity of investment (see "Objectives of the Trust"). The payment of interest and the preservation of capital are dependent upon the continuing ability of the issuers and/or obligors of the Bonds to meet their respective obligations. Certain of the Bonds are obligations which derive their payment from mortgage loans. A substantial portion of such bonds will probably be redeemed prior to their scheduled maturities; any such early redemption will reduce the aggregate principal amount of the Trust and may also affect the Estimated Long-Term Return and the Estimated Current Return. The Sponsor has a limited right to substitute other tax-exempt bonds in the Trust portfolio in the event of a failed contract. There is no assurance that the Trust's objectives will be met. The Sponsor of the Trust is Ranson & Associates, Inc., Suite 150, 250 North Rock Road, Wichita, Kansas 67206.

PUBLIC OFFERING PRICE. The Public Offering Price of the Units during the initial offering period is equal to the aggregate offering price of the Bonds in the portfolio divided by the number of Units outstanding, plus a sales charge equal to 4.90% of the Public Offering Price (5.152% of the aggregate offering price of the Bonds). After the initial public offering period, the secondary market public offering price will be equal to the aggregate bid price of the Bonds in the portfolio of the Trust divided by the number of Units outstanding, plus a sales charge of 5.50% of the Public Offering Price (5.820% of the aggregate bid price of the Bonds). If the Bonds in the Trust were available for direct purchase by investors, the purchase price of the Bonds would not include the sales charge included in the Public Offering Price of the Units. In addition, on transactions entered into on and after March 20, 1997, there will be added an amount equal to the accrued interest from March 24, 1997 to the date of settlement (three business days after order) less distributions from the Interest Account subsequent to March 24, 1997 (the "First Settlement Date"). If Units were available for purchase at the opening of business on the Date of Deposit, the Public Offering Price per Unit would have been $999.90. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 150 Units. See "Public Offering Information." The value of the Bonds will fluctuate with market and credit conditions, including any changes in interest rate levels.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.
     Please read this Prospectus and retain it for future reference.
              The date of this Prospectus is March 19, 1997.

                         RANSON & ASSOCIATES, INC.
                                  SPONSOR

THE UNITS. Each Unit represents a fractional undivided interest in the principal and net income of the Trust in the ratio of one Unit for each $974.73 principal value of Bonds originally deposited in the Trust. Initially, Units will be offered for sale in the minimum amount of five Units.

DISTRIBUTIONS. Distributions of interest received by the Trust will be made on a monthly basis (pro-rated on an annual basis). The first distribution to Certificateholders will be made on May 1, 1997 to holders of record on April 15, 1997, and thereafter distributions will be made monthly on the first day of each month to record holders on the fifteenth day of the preceding month. Distributions of funds in the Principal Account, if any, will also be made monthly on the first day of each month to record holders on the fifteenth day of the preceding month.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Certificateholders as of March 18, 1997, the business day prior to the Date of Deposit, were as set forth under "Summary of Essential Financial Information." The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to "Summary of Essential Financial Information."

REDEMPTION AND MARKET FOR UNITS. A Certificateholder may redeem Units at the office of the Trustee, The Bank of New York ("BONY"), at prices based upon the bid prices of the Bonds. In addition, although not obligated to do so, the Sponsor intends to maintain a secondary market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of the Trust (see "Redemption and Repurchase of Units").

                      THE KANSAS TAX-EXEMPT TRUST
                              SERIES 83
              SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
  As of March 18, 1997, the business day prior to the Date of Deposit

     SPONSOR AND EVALUATOR:  RANSON & ASSOCIATES, INC.
     TRUSTEE:  THE BANK OF NEW YORK

Principal Amount of Bonds in Trust(1)                                           $  2,430,000
Number of Units                                                                        2,493
Fractional Undivided Interest in Trust per Unit                                      1/2,493
Principal Amount (Par Value) of Bonds per Unit(1)                               $     974.73
Aggregate Offering Price of Bonds in the Trust                                  $  2,370,611
Aggregate Offering Price of Bonds per Unit                                      $     950.91
Plus Sales Charge 4.90% (5.152% of the Aggregate
  Offering Price of the Bonds)                                                  $      48.99
Public Offering Price per Unit(2)                                               $     999.90
Redemption Price per Unit(3)                                                    $     939.70
Sponsor's Initial Repurchase Price per Unit(3)(4)                               $     950.91
Excess of Public Offering Price per Unit Over
  Redemption Price per Unit                                                     $      60.20
Excess of Public Offering Price per Unit Over
  Sponsor's Initial Repurchase Price per Unit                                   $      48.99
Estimated Annual Interest Income per Unit                                       $      53.30
Less: Estimated Annual Expense per Unit                                         $       2.23
Estimated Annual Net Interest Income per Unit                                   $      51.07
Estimated Daily Rate of Net Interest Income Accrual per Unit                    $      .1419
Estimated Current Return(5)(6)(7)                                                      5.11%
Estimated Long-Term Return(5)(6)(7)                                                    4.99%
Initial Distribution(May 1, 1997)                                               $2.98 per Unit
First Settlement Date                                                           March 24, 1997
Minimum Principal Distribution                                                  $1.00 per Unit
Mandatory Termination Date                                                      June 1, 2031
Minimum Principal Amount of Bonds of Trust Under Which
  Indenture May Be Terminated                                                   $486,000
Distribution Dates                                                              First day of every month commencing May 1, 1997
Trustee's Annual Fee                                                            $1.29 per $1,000 principal amount of Bonds,
                                                                                  exclusive of expenses of the Trust.
Evaluator's Annual Fee                                                          $.20 per $1,000 principal amount of Bonds
Sponsor's Annual Surveillance Fee                                               $.20 per $1,000 principal amount of Bonds
Annual Audit Fee                                                                $.40 per Unit

Evaluations for purpose of sale, purchase or redemption of Units are made as of 3:15 P.M. Central time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.
------------------------
(1) Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor on the other hand in determining the number of Trust Units has elected not to follow this format but rather to provide for that number of Units which will establish as of the Date of Deposit a Public Offering Price per Unit of approximately $1,000. Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of a Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) No accrued interest will be added for any person contracting to purchase Units on the Date of Deposit. Anyone ordering Units after such date will pay accrued interest from the First Settlement Date to the date of settlement (three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. A person will become the owner of Units on the date of settlement provided payment has been received.

(3) Plus accrued interest to the settlement date in the case of sale or to the date of tender in the case of redemption.

(4) The Sponsor intends to maintain a secondary market for Units at prices based on the aggregate bid price of the Bonds in the Trust; however, during the initial offering period such prices will be based on the aggregate offering price of the Bonds.

(5) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge (see "Public Offering Information").

(6) The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
Neither rate reflects the true return to Certificateholders which is lower because neither includes the effect of the delay in the first payment to Certificateholders.

(7) These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Trust are set forth under the section titled "Estimated Cash Flows to Unitholders."

SUMMARY OF THE TRUST

The Kansas Tax-Exempt Trust, Series 83 (the "Trust") is one of a series of unit investment trusts created under the laws of the State of New York pursuant to a Trust Indenture and Agreement, dated March 19, 1997 (the "Indenture"), between Ranson & Associates, Inc., as Sponsor, and The Bank of New York, as Trustee.

The Trust consists of a portfolio of interest bearing obligations (or delivery statements relating to contracts to purchase obligations) issued by or on behalf of the State of Kansas and political subdivisions, municipalities and authorities thereof, the interest on which is excludable, in the opinion of recognized bond counsel, from Federal gross income, and is exempt from Kansas state income tax (to Kansas residents) and local Kansas intangible personal property taxes. However, in the case of corporations, interest on all obligations held by the Trust may be subject to the alternative minimum tax for Federal income tax purposes. Accordingly, the Trust may be appropriate only for investors who are not subject to the alternative minimum tax. See "Tax Status (Federal, State, Capital Gains)." An investment in the Trust should be made with an understanding of the risks associated with an investment in such obligations. Fluctuations in interest rates may cause corresponding fluctuations in the value of the Bonds in the portfolio. The Sponsor cannot predict whether the value of the Bonds in the portfolio will increase or decrease.

On the Date of Deposit, the Sponsor deposited with the Trustee an aggregate of $2,430,000 principal amount of interest-bearing obligations, including delivery statements relating to contracts for the purchase of certain such obligations. Upon deposit of such Bonds the Trustee delivered to the Sponsor a certificate evidencing the ownership of 2,493 Units of the Trust, which are offered for sale by this Prospectus. Each Unit initially offered represents a 1/2,493 undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by such fraction will remain unchanged. Units in the Trust will remain outstanding until redeemed upon tender to the Trustee by Certificateholders, which may include the Sponsor, or until the termination of the Indenture.

The Indenture may be amended at any time by consent of Certificateholders representing at least 51% of the Units of the Trust then outstanding. The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Certificateholders 1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or 2) to make such other provisions as shall not adversely affect the interest of the Certificateholders, provided, however, that the Indenture may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in the Trust except in connection with the limited right of substitution of Replacement Bonds for failed Bonds (see "Description of Trust Portfolio") and for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Certificateholders of any amendment promptly after the execution thereof.

The Trust may be terminated at any time by consent of Certificateholders representing at least 51% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of the Trust and will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor and the Underwriters thereby reducing the net worth of the Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held in the Trust, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution.

Written notice of any termination specifying the time or times at which Certificateholders may surrender their certificates for cancellation shall be given by the Trustee to each Certificateholder at the address appearing on the registration books of the Trust maintained by the Trustee. The Trustee will begin to liquidate any Bonds held in the Trust within a reasonable period of time from said notification and shall deduct from the proceeds any accrued costs, expenses or indemnities provided by the Indenture, including any compensation due the Trustee, any costs of liquidation and any amounts required for payment of any applicable taxes, governmental charges or final operating costs of the Trust.

The Trustee shall then distribute to Certificateholders their pro rata shares of the remaining balances in the Principal and Interest Accounts together with a final distribution statement which will be in substantially the same form as the annual distribution statement (see "Other Rights of Certificateholders"). Any amount held by the Trustee in any reserve account will be distributed when the Trustee determines the reserve is no longer necessary in the same manner as the final distribution from the Principal and Interest Accounts (see "Distribution of Interest and Principal").

The Sponsor and the Trustee shall be under no liability to Certificateholders for taking any action or for refraining from any action in good faith pursuant to the indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith, willful misconduct or reckless disregard of their duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction.

Approximately 6% of the aggregate principal amount of the Bonds in the Trust are "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. See also note (6) to "Notes to Trust Portfolio."

DESCRIPTION OF TRUST PORTFOLIO

PORTFOLIO. The Trust consists of 7 obligations of issuers located in the State of Kansas. Three of the issues in the Trust are general obligations of the governmental entity issuing them or are backed by the taxing power thereof representing 32.1% of principal amount of bonds in the Trust. The remaining issues are payable directly or indirectly from the income of a specific project or authority and are divided by source of revenue (and percentage of principal amount to total Trust) as follows: Electric Utility, 1 (20.6%); Health Care, 2 (41.1%); and Single-Family Housing, 1 (6.2%). The dollar weighted average maturity of the Bonds in the Trust is 24.6 years. None of the issues in the Trust are subject to the alternative minimum tax.

Since the Trust will invest substantially all of its assets in Kansas municipal securities, the Trust is susceptible to political and economic factors affecting issuers of Kansas municipal securities. As of 1992, 2,515,320 people lived in Kansas. Based on these numbers, Kansas ranked thirty-second in the nation in population size. Based on statistics provided by the Kansas Department of Commerce, Kansas ranked twenty-first in the nation in terms of per capita income. Historically, agriculture and mining constituted the principal industries in Kansas. Since the 1950's however, manufacturing, governmental services and the services industry have steadily grown and as of 1994 approximately 24% of Kansas workers were in the trade (wholesale and retail) sector, 24% in the services sector, 20% in the government sector, 16% in the manufacturing sector, while financial and real estate, farming, mining, transportation and public utilities, and construction accounted for the remaining 16% of the work force. The 1993 unemployment rate was 5%. By constitutional mandate, Kansas must operate within a balanced budget and public debt may only be incurred for extraordinary purposes and then only to a maximum of $1 million. As of November 30, 1995, the State of Kansas had no general obligation bonds outstanding.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers in the Trust are subject. Additionally, many factors including national economic, social, and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of Kansas and various agencies and political subdivisions located in Kansas. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Trust to pay interest on or principal of the Bonds.

Approximately 21% of the aggregate principal amount of the Bonds consists of obligations whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such Bonds to make payments of principal and/or interest on such Bonds.

Approximately 41% of the aggregate principal amount of Bonds in the Trust are hospital revenue bonds. In view of this an investment in the Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipt and net income available for debt service will be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, and government regulation. Federal legislation requires a system of prospective Medicare reimbursement which may restrict the flow of revenues to hospitals and other facilities which are reimbursed for services provided under the Medicare program. Future legislation or changes in the areas noted above, among other things, would affect all hospitals to varying degrees and, accordingly, any adverse changes in these areas may adversely affect the ability of such issuers to make payment of principal and interest on Bonds held in the portfolio of the Trust. Such adverse changes also may adversely affect the ratings of the Bonds held in the portfolio of the Trust.

Approximately 6% of the aggregate principal amount of the Bonds in the Trust consists of obligations which derive their payment from mortgage loans. No more than 25% of the Trust's total assets will be invested in mortgages originated by the same financial institution. Certain of the Bonds in the Trust may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this, an investment in the Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments on mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain of the Bonds in the Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation an issuer, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to a later date. In connection with the housing bonds held by the Trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. For a general discussion of the effects of Bond prepayments and redemptions on Certificateholders who acquired Units at a time when such Bonds were valued in excess of the principal amount or redemption price of such Bonds, see "General" below.

REPLACEMENT BONDS. Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Certificateholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including any Bonds purchased on a "delayed delivery" basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original corpus of the Trust.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by the State of Kansas or its political subdivisions, (ii) must have a fixed maturity date of at least 10 years, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds,
(iv) shall not be "when, as and if issued" bonds and (v) must be rated "BBB-" or better by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's" or "S&P") or "Baa3" or better by Moody's Investors Service, Inc. ("Moody's"). Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Certificateholders of the Trust of the acquisition of the Replacement Bonds and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trust will have no managerial power to take advantage of market variations to improve a Certificateholder's investment.

If the right to limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Certificateholders of the Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Trust) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Certificateholders. In the event a Replacement Bond should not be acquired by the Trust, the estimated net annual interest income per Unit for the Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Certificateholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Certificateholders in the Trust.

GENERAL. Certain of the Bonds in the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. See "Trust Portfolio" and footnote (3) in "Notes to Trust Portfolio." See also "Portfolio" above for possible redemptions prior to initial stated call dates. Certain of the Bonds in the Trust may have been purchased by the Trust at premiums over the par value (principal amount) of such Bonds (see "Trust Portfolio"). To the extent Certificateholders acquire their Units at a time Bonds are valued at a premium over such par value and such Bonds are subsequently redeemed or prepaid at par or for less than such valuations, Certificateholders will likely sustain losses in connection with such redemptions or prepayments.
For the tax effects of Bond redemptions generally, see "Tax Status (Federal, State, Capital Gains)."

To the best knowledge of the Sponsor there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Trust has received opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

OBJECTIVES OF THE TRUST

The Trust has been formed to provide residents of the State of Kansas interest income which is exempt from Federal and Kansas state income taxes and from local Kansas intangible personal property taxes. In addition, the Trust also has objectives which include conservation of capital and liquidity of investment. There is no assurance that the Trust's objectives will be met.

In selecting Bonds for the Trust, the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Bonds was in no case less than "BBB-" or the Moody's Investors Service, Inc. rating of the Bonds was in no case less than "Baa3" including provisional or conditional ratings, respectively, or, if not rated, the Bonds had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Trust (see "Description of Bond Ratings") and (b) the prices of the Bonds relative to other bonds of comparable quality and maturity. Medium-quality Bonds (rated BBB or A by S&P or Baa or A by Moody's) are obligations of issuers that are considered to possess adequate, but not outstanding, capacities to service the obligations. Investment in medium-quality debt securities involves greater investment risk, including the possibility of issuer default or bankruptcy, than investment in higher-quality debt securities. An economic downturn could severely disrupt this market and adversely affect the value of outstanding bonds and the ability of the issuers to repay principal and interest. During a period of adverse economic changes, including a period of rising interest rates, issuers of such bonds may experience difficulty in servicing their principal and interest payment obligations. Medium quality debt securities tend to be less marketable than higher-quality debt securities because the market for them is less broad. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly, and the Trust may have greater difficulty selling the medium-quality debt securities in its portfolio. Subsequent to the Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Bond from a portfolio but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond (see "Trustee Information").

The Trust consists of a portfolio of fixed rate, long-term debt obligations. An investment in the Trust should be made with an understanding of the risks associated with an investment in such obligations. Fluctuations in interest rates may cause corresponding fluctuations in the value of the Bonds in the portfolio. The Sponsor cannot predict whether the value of the Bonds in the portfolio will increase or decrease.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

As of the business day prior to the Date of Deposit, the Estimated
Current Return and the Estimated Long-Term Return were as set forth in "Summary of Essential Financial Information." Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account a compounding factor and the expenses and sales charge associated with the Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price. Neither rate reflects the true return to Certificateholders which is lower because neither includes the effect of the delay in the first payment to Certificateholders.

In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in the Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed (1) the amounts paid by Certificateholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments may have been made.

PUBLIC OFFERING INFORMATION

Units in the Trust are offered at the Public Offering Price which during the initial public offering period is based on the offering prices of the Bonds in the Trust plus a sales charge of 4.90% of the Public Offering Price (equivalent to 5.152% of the aggregate offering price of the Bonds in the portfolio) and which in the secondary market is based on the bid prices of the Bonds in the portfolio and includes a sales charge of 5.50% of the Public Offering Price (equivalent to 5.82% of the aggregate bid price of the Bonds in the portfolio) plus accrued and undistributed interest to the settlement date. The initial public offering period shall terminate upon the sale to the public of all the Units in the Trust. Upon termination of the initial offering period, any unsold Units and any Units repurchased in the secondary market may be offered by this Prospectus at the secondary Public Offering Price in the manner described herein. The sales charge applicable to quantity purchases is reduced during the initial public offering period on a graduated basis to any person acquiring at least 150 Units as follows:

                                     DOLLAR AMOUNT OF
                                  SALES CHARGE REDUCTION
     NUMBER OF UNITS PURCHASED           PER UNIT
     -------------------------    ----------------------
     150-249 Units                     $     2.50
     250-499 Units                           5.00
     500-799 Units                           7.75
     800 or more Units                      10.00

Any reduced sales charge shall be the responsibility of the selling dealer. The reduced sales charge will apply on all purchases of Units in the Trust made by the same person on any one day from any one dealer. Units purchased in the name of the spouse of a purchaser or in the name of a child of any such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be a single purchase by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

During the initial offering period, Units will be distributed to the public through the Underwriters and through certain dealers. Underwriters will acquire Units from the Sponsor at the concessions set forth under "Underwriting." Dealers will be allowed a concession during the initial offering period equal to 3.25% of the Public Offering Price. In the secondary market such concession will amount to 4.5% of the Public Offering Price.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in an amount allowing a concession equal to that shown above for dealers. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act.

To facilitate the handling of transactions during the initial public offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession to dealers, set forth below, from time to time.

ACCRUED INTEREST

Accrued interest which is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in the Trust is paid to the Trustee either monthly or semi-annually. However, interest on the Bonds in the Trust is accounted for daily on an accrual basis. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee because of coupons that are not yet due. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued and undistributed interest to the date of settlement. Certificateholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor, as the Certificateholder of record on such date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest arising after the First Settlement Date of the Trust, less any distributions from the Interest Account subsequent to this First Settlement Date. Since the First Settlement Date is the date of settlement for anyone ordering Units on the Date of Deposit, no accrued interest will be added to the Public Offering Price of Units ordered on the Date of Deposit.

Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Certificateholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Certificateholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has use of the funds held in the Interest Account for distributions to Certificateholders and since such Account is non-interest-bearing to Certificateholders, the Trustee benefits thereby.

REDEMPTION AND REPURCHASE OF UNITS

Certificateholders may redeem all or a portion of their Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, New York, New York 10286, of the certificates representing Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed. In order to effect a redemption of Units, Certificateholders must tender their certificates to the Trustee or provide satisfactory indemnity required in connection with lost, stolen or destroyed certificates. No redemption fee will be charged. On the third business day following such tender, the Certificateholder will be entitled to receive in cash for each Unit tendered an amount equal to the redemption price per Unit as next computed after receipt by the Trustee of such tender of Units as determined by the bid price of the Bonds in the Trust on the date of tender (the "Redemption Price") plus accrued interest to, but not including, the date of redemption. The price received upon redemption may be more or less than the amount paid by the Certificateholder depending on the value of the Bonds on the date of tender. The value of the Bonds will fluctuate with market and credit conditions, including any changes in interest rate levels.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. In addition, the Trustee is empowered, with certain recommendations allowed by the Sponsor, to sell Bonds in the portfolio of the Trust to make funds available for redemption. Units redeemed shall be cancelled and not be available for reissuance.

The recognized date of tender is deemed to be the date on which Units are received in proper form by the Trustee prior to 3:15 p.m. Central time.
Units received by the Trustee after 3:15 p.m. will be deemed to have their recognized date of tender on the next business day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that date (see "Evaluation of the Trust").

To the extent that Bonds in the portfolio of the Trust are sold to meet redemptions, the size and diversity of the Trust will be reduced. Such sales may occur at a time when Bonds might not otherwise be sold which may result in lower prices received on the Bonds than might be realized under normal trading conditions.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Certificateholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Certificateholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Certificateholder's tax identification number from the selling broker at the time the certificate is issued, and this number is printed on the certificate and on distribution statements. If a Certificateholder's tax identification number does not appear on the certificate or statements, or if it is incorrect, the Certificateholder should contact the Trustee before presenting a certificate for redemption to determine what action, if any, is required to avoid this back-up withholding.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's repurchase price in the secondary market at that time equals or exceeds the redemption price, it may repurchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the tendering Certificateholder not later than the day on which payment would otherwise have been made by the Trustee. The secondary market Public Offering Price of any Units thus acquired by the Sponsor will be in accord with the procedure described in the then currently effective prospectus relating to such Units. Units held by the Sponsor may be tendered to the Trustee for redemption. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

Although not obligated to do so, the Sponsor intends to maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Bonds in the portfolio plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Certificateholder cannot find another purchaser, a Certificateholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the redemption price, which is based upon the aggregate bid price of the Bonds in the portfolio. The aggregate bid prices of the underlying Bonds in the Trust are expected to be less than the related aggregate offering prices. A Certificateholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.

DISTRIBUTION OF INTEREST AND PRINCIPAL

Interest received by the Trust, including that part of the proceeds from the disposition of Bonds, if any, which represents accrued interest, is credited by the Trustee to the Interest Account. Any other receipts are credited to the Principal Account. Interest received by the Trust will be distributed on or shortly after the first day of each month on a pro rata basis to Certificateholders of record as of the preceding record date (which is the fifteenth day of the month next preceding the distribution). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed on the fifteenth day of each month and will be distributed to the Certificateholders as of the first day of the next succeeding month. Such principal distribution may be combined with any interest distribution due to the Certificateholder at that time. Proceeds received from the disposition of any of the Bonds in the portfolio of the Trust after each record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefit from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per Unit.

The distribution to the Certificateholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the Certificateholder's pro rata share of the estimated annual income after deducting estimated expenses. Because interest payments are not received by the Trust at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account on the ensuing record date. A person who purchases Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer.

As of the fifteenth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust (see "Expenses of the Trust"). The Trustee may also withdraw from said accounts an amount, if deemed necessary, to fund a reserve for any governmental charges or anticipated Trust expenses which may be payable out of the Trust. Amounts so withdrawn will not be considered a part of the Trust's assets until such time as the Trustee shall return all or part of the amount withdrawn to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee (see "Description of Trust Portfolio" and "Redemption and Repurchase of Units").

Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Certificateholders and are available for use by the Trustee pursuant to normal banking procedures.

DISTRIBUTION REINVESTMENT OPTION

The Sponsor has entered into arrangements with Ranson Managed Portfolios
- The Kansas Municipal Fund (the "Kansas Municipal Fund") and Ranson Managed Portfolios - The Kansas Insured Intermediate Fund (the "Kansas Insured Intermediate Fund") which permit any Unitholder of the Trust to elect to have each distribution of interest income or principal, including capital gains, on his Units automatically reinvested in shares of the Kansas Municipal Fund or the Kansas Insured Intermediate Fund, respectively. The investment objective of the Kansas Municipal Fund and the Kansas Insured Intermediate Fund is to provide its shareholders with a high level of current income exempt from both federal income tax and Kansas income tax as is consistent with preservation of capital. The objectives and policies of the Kansas Municipal Fund and the Kansas Insured Intermediate Fund are presented in more detail in the Kansas Municipal Fund and the Kansas Insured Intermediate Fund prospectuses, respectively. Unitholders should contact the broker from whom they obtained this Prospectus to obtain a current prospectus for the Kansas Municipal Fund and the Kansas Insured Intermediate Fund, or they may obtain a current prospectus by contacting Ranson Capital Corporation at (800) 276-1262.

Unitholders will be able to reinvest their distributions of interest income or principal in the Kansas Municipal Fund and the Kansas Insured Intermediate Fund with no sales charge and no minimum investment.

A Unitholder may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Distribution Reinvestment Option and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsor, the Kansas Municipal Fund and the Kansas Insured Intermediate Fund each have the right to terminate the Distribution Reinvestment Option, in whole or in part.

TAX STATUS (FEDERAL, STATE, CAPITAL GAINS)

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from federal gross income are rendered by bond counsel to the respective issuing authorities. In addition, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor nor its counsel have made any special review for the Trust of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Certificateholder is, income for state tax purposes. (It should be noted in this connection that such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.) If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year.

For purposes of the following opinions, it is assumed that each asset of the Trust is debt the interest on which is excluded for federal income tax purposes. In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:

  1) The Trust is not an association taxable as a corporation for federal income tax purposes and interest and accrued original issue discount on Bonds which are excluded from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to the Certificateholder; however, such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax").

  2) Each Certificateholder is considered to be the owner of a pro rata portion of each asset of the Trust under subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when the Trust disposes of a Bond or when the Certificateholder redeems or sells Units. If the Certificateholder disposes of a Unit, he is deemed thereby to dispose of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by a Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purpose of recognition of gain (but not loss). Certificateholders should consult their own tax advisors with regard to any such constructive sale rules. Certificateholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust, if any, on Bonds delivered after the date the Certificateholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Certificateholder may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Certificateholder, subject to various nonrecognition provisions of the Code. The amount of any such gain or loss is measured by comparing the Certificateholder's pro rata share of the total proceeds from such disposition with the Certificateholder's basis for his or her fractional interest in the asset disposed of. In the case of a Certificateholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Certificateholders holding securities that are substantially identical to the Bonds. Certificateholders should consult their own tax advisors with regard to the calculation of basis. The tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Certificateholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. A Certificateholder will realize a taxable gain when his Units are sold or redeemed for an amount greater than his adjusted basis in his Units at the time of such sale or redemption.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based on its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the purchase price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Certificateholder acquires his Units and the price the Certificateholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount

(if any) by which the stated redemption price at maturity exceeds an Investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price the Trust pays for Bonds or the price a Certificateholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Certificateholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption) or upon the sale or redemption of the Units, unless a Certificateholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Certificateholders should consult their tax advisers regarding these rules and their application.

Interest on certain "specified private activity bonds" held by the Trust will be treated as an item of tax preference for purposes of computing the alternative minimum tax of all Certificateholders of the Trust, including individuals. As a result, such interest income may be subject to the alternative minimum tax. The Trust will annually supply Certificateholders with information regarding the amount of Trust income attributable to those "specified private activity bonds" held by the Trust that give rise to a specific item of tax preference. Certificateholders should consult their tax adviser regarding the potential application of the alternative minimum tax and the impact of a portion of the Trust's income being characterized as a tax preference.

For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1986 such as the AMT Bonds, is included as an item of tax preference.

In the case of corporations, for taxable years beginning after December
31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on the Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced that would extend the Superfund Tax. Under the provisions of
Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which includes tax-exempt interest such as interest on the Bonds in the Trust. Corporate Certificateholders are urged to consult their tax advisers with respect to the particular tax consequences to them, including the corporate alternative minimum tax, Superfund Tax and the branch profits tax imposed by
Section 884 of the Code.

Section 265 of the Code provides that interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence. Under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to most corporations. Investors with questions regarding these issues should consult with their tax advisers.

In general, Section 86 of the Code provides that 50% of Social Security benefits are includable in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds the "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includable in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includable in gross income to the extent that the sum of modified adjusted gross income plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining that portion, if any, of Social Security benefits that will be included in gross income, no tax-exempt interest, including that received from the Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

In the case of corporations, the alternative tax rate applicable to long-term capital gain is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum rate of 28 percent. However, it should be noted that legislative proposals are made from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such securities received by a "substantial user" of the facilities being financed with the proceeds of these securities, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the Superfund Tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

In the opinion of Chapman and Cutler, Counsel for the Sponsor, assuming interest on the Bonds is excludable from gross income under Section 103 of the Internal Revenue Code of 1986 as amended:

The Trust is not an association taxable as a corporation for Kansas income tax purposes;

Each Certificateholder of the Trust will be treated as the owner of a pro rata portion of such Trust, and the income and deductions of such Trust will therefore be treated as income of the Certificateholder under Kansas law;

Interest on Bonds issued after December 31, 1987 by the State of Kansas or any of its political subdivisions will be exempt from income taxation imposed on individuals, corporations and fiduciaries (other than insurance companies, banks, trust companies or savings and loan associations) however, interest on Bonds issued prior to January 1, 1988 by the State of Kansas or any of its political subdivisions will not be exempt from income taxation imposed on individuals, corporations and fiduciaries (other than insurance companies, banks, trust companies or savings and loan associations) unless the laws of the State of Kansas authorizing the issuance of such Bonds specifically exempt the interest on the Bonds from income taxation by the State of Kansas;

Interest on Bonds issued by the State of Kansas or any of its political subdivisions will be subject to the tax imposed on banks, trust companies and savings and loan associations under Article 11, Chapter 79 of the Kansas statutes;

Interest on Bonds issued by the State of Kansas or any of its political subdivisions will be subject to the tax imposed on insurance companies under
Article 40, Chapter 28 of the Kansas statutes unless the laws of the State of Kansas authorizing the issuance of such Bonds specifically exempt the interest on the Bonds from income taxation by the State of Kansas. Interest on the Bonds which is exempt from Kansas income taxation when received by the Trust will continue to be exempt when distributed to a Certificateholder (other than a bank, trust company or savings and loan association);

Each Certificateholder of the Trust will recognize gain or loss for Kansas income tax purposes if the Trustee disposes of a Bond (whether by sale, exchange, payment on maturity, retirement or otherwise) or if the Certificateholder redeems or sells Units of the Trust to the extent that such transaction results in a recognized gain or loss for federal income tax purposes;

Interest received by the Trust on the Bonds is exempt from intangibles taxation imposed by any counties, cities and townships pursuant to present Kansas law; and

No opinion is expressed regarding whether the gross earnings derived from the Units is subject to intangibles taxation imposed by counties, cities and townships pursuant to present Kansas law. Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Kansas law.

Ownership of the Units may result in collateral Kansas tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

All statements of law in the Prospectus concerning exemption from Federal, state or other taxes are the opinion of counsel and are to be so construed.

EXPENSES OF THE TRUST

The Sponsor has borne the costs of establishing the Trust, including the cost of initial preparation, printing and execution of the Indenture and the certificates, legal and accounting expenses, advertising expenses, selling expenses, expenses of the Trustee, initial fees for evaluations and other out-of-pocket expenses, at no cost to the Trust. For regularly evaluating the portfolio of the Trust, the Evaluator (which is the Sponsor) will receive that minimum annual fee set forth under "Summary of Essential Financial Information" which fee is based on the largest aggregate amount of Bonds in the Trust at any time during such period. For providing portfolio surveillance services for the Trust, the Sponsor will receive that minimum annual fee set forth under "Summary of Essential Financial Information" which fee is based on the largest aggregate amount of Bonds in the Trust at any time during such period. These fees may exceed the actual costs of providing such services for this Trust, but at no time will the total amount received for such services rendered to unit investment trusts of which Ranson & Associates, Inc. is the Sponsor in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year.

The Trustee will receive for ordinary services an annual fee from the Trust set forth under "Summary of Essential Financial Information" which fee is based on the largest aggregate amount of Bonds in the Trust at any time during such period. Both the Trustee's fee and the evaluation fee paid to the Sponsor may be adjusted without prior approval from Certificateholders, provided that all adjustments upward will not exceed the cumulative percentage increase of the United States Department of Labor's Consumer Price Index or, if such index is no longer published, in a comparable index. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to the Trust to meet scheduled distributions). Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Certificateholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Indenture, see "Trustee Information" and "Other Rights of Certificateholders."

The following is a summary of expenses of the Trust which, when owed to the Trustee, are secured by a lien on the assets of the Trust: 1) the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Certificateholders; 2) any taxes and other governmental charges upon the Bonds or any part of the Trust (no such taxes or charges are currently being levied, or, to the knowledge of the Sponsor, contemplated); 3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture and all disbursements and expenses including counsel fees (including fees of counsel which the Trustee may retain) and auditing fees sustained or incurred by the Trustee in connection therewith; and 4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not available in the Interest and Principal Accounts. Costs of disbursement (including postage, checks and handling) of interest, principal and redemption distributions will be paid by the Trustee and will not be charged to the Trust.

EVALUATION OF THE TRUST

As of the opening of business on the Date of Deposit, the price of the Units was determined on the basis of an initial evaluation of the Bonds in the Trust prepared by Stern Brothers & Co., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the opening of business on the Date of Deposit and during the period of initial public offering, the Evaluator, Ranson & Associates, Inc., will appraise or cause to be appraised daily the value of the underlying Bonds as of 3:15 P.M. Central time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 3:15 P.M. Central time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the Redemption Price per Unit on a daily basis on days the New York Stock Exchange is open (and on any other days on which Sponsor secondary market transactions or redemptions occur). Each evaluation of the Trust has been and will be determined on the basis of cash on hand in the Trust or money in the process of being collected, the value of the Bonds in the portfolio of the Trust based on the bid prices of the Bonds and interest accrued thereon not subject to collection less any taxes or governmental charges payable, any accrued expenses of the Trust and any cash held for distribution to Certificateholders. The result of that computation is then divided by the number of Units outstanding as of the date thereof to determine the per Unit value of the Trust.

The Evaluator may determine the value of the Bonds in the portfolio of the Trust (1) on the basis of current bid prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held in the Trust; (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds; (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds; or (4) by any combination of the above. Although the Unit value is based on the bid prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the offering prices of the Bonds.

The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Bonds plus the applicable sales charge and interest accrued but undistributed. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Bonds in the portfolio of the Trust plus the applicable sales charge and accrued interest. The offering price of Bonds in the portfolio of the Trust may be expected to range from 1%-2% more than the bid price of such Bonds. On the Date of Deposit, the offering side evaluation of the Bonds in the portfolio of the Trust was higher than the bid side evaluation of such Bonds by 1.2% of the aggregate principal amount of such Bonds.

OTHER RIGHTS OF CERTIFICATEHOLDERS

The Trustee shall furnish Certificateholders in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Certificateholder a statement 1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), deductions for fees and expenses of the Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; 2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; 3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; 4) the Redemption Price based upon the last computation thereof made during such calendar year; and 5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to the Trust shall exceed $.50 per Unit on an annual basis. Certificateholders may obtain a copy of such audited financial statements upon request.

In order to comply with Federal and state tax reporting requirements, Certificateholders will be furnished, upon request to the Trustee, evaluations of the Bonds in the Trust furnished to it by the Evaluator.

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee.
Ownership of Units of the Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Certificateholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement. Although no such charge is now made or contemplated, the Trustee may require a Certificateholder to pay a reasonable fee to be determined by the Trustee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange.

SPONSOR INFORMATION

Ranson & Associates, Inc., an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation, is the sponsor and successor sponsor of Series 1 - 82 of The Kansas Tax-Exempt Trust and Multi-State Series 1 - 7 of The Ranson Municipal Trust and is the Sponsor of the Trust. Ranson & Associates, Inc. is the successor to a series of companies, the first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for issuers of municipal securities in Kansas.

The Company's offices are currently located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206. As of January 31, 1997, the stockholder's equity of Ranson & Associates, Inc. was $625,706. (This paragraph relates only to the Sponsor and not to any Series of The Kansas Tax-Exempt Trust or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Dealers will purchase the Units from the Sponsor on the Date of Deposit at a price equal to the Public Offering Price per Unit less that percentage indicated under "Public Offering Information." Any reduced sales charge for quantity purchases as described under "Public Offering Information" will be the responsibility of the dealer. In addition to that portion of the sales commission retained by the Sponsor, the Sponsor will realize a profit or sustain a loss, as the case may be, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of such Bonds to the Trust (which is based on the aggregate offering price of the Bonds in the portfolio of the Trust on the Date of Deposit as determined by Stern Brothers & Co.). See "Trust Portfolio." The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired by the Sponsor from underwriting syndicates of which it was a member. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicate from which any of the aggregate principal amount of the Bonds in the portfolio of the Trust were acquired. The Sponsor may realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Bonds in the Trust after the Date of Deposit.

As stated under "Redemption and Repurchase of Units," the Sponsor intends to maintain a secondary market for the Units of the Trust. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Bonds in the Trust and includes a sales charge of 5.50%). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Indenture and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Indenture.

TRUSTEE INFORMATION

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the Trust portfolio. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Certificateholder and for the payment of expenses for which funds may not be available, such of the Bonds as are designated by the Sponsor as the Trustee in its sole discretion may deem necessary. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Bonds would be detrimental to the interest of the Certificateholders. The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Certificateholder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "Description of Trust Portfolio" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Bonds initially deposited is not permitted.

If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

In accordance with the Indenture, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the certificates issued by the Trust to, every Certificateholder of the Trust. Such books and records shall be open to inspection by any Certificateholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Indenture on file in its office available for inspection at all reasonable times during the usual business hours by any Certificateholder, together with a current list of the Bonds held in the Trust.

Under the Indenture, the Trustee or any successor trustee may resign and be discharged of the trust created by the Indenture by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Certificateholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Indenture at any time or without cause. Notice of such removal and appointment shall be mailed to each Certificateholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $500,000.

UNDERWRITING

The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

         NAME                        ADDRESS                            UNITS
-------------------------     ---------------------------------        -------
Edward D. Jones & Co.         201 Progress Parkway                      1,000
                              Maryland Heights, Missouri  63043

Ranson & Associates, Inc.     250 N. Rock Road, Suite 150                 923
                              Wichita, Kansas  67206

Fahnestock & Co., Inc.        4717 Grand Avenue                           250
                              Kansas City, Missouri  64112

Offerman & Company            600 Highway 169 South, Ste. 1100            120
                              Minneapolis, Minnesota  55426

Berthel Fisher & Co.          100 Second St. SE                           100
                              Cedar Rapids, Iowa  52407

Dain Bosworth, Inc.           60 S. 6th Street                            100
                              Minneapolis, Minnesota  55402

Underwriters and broker-dealers of the Trust are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter, broker or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter, broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

Units may also be sold to dealers at prices representing the per Unit concession stated under "Public Offering Information." However, resales of Units by such dealers to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession from time to time.Underwriters will acquire Units from the Sponsor based on the amount of Units underwritten. The concessions from the Public Offering Price will be as set forth in the following table:

     100-249              250-499 UNITS        500-999 UNITS        1,000 OR MORE UNITS
     UNDERWRITTEN         UNDERWRITTEN         UNDERWRITTEN             UNDERWRITTEN
     ------------         -------------        -------------        -------------------
        3.50%                3.60%                 3.80%                    4.00%

In addition, the Sponsor has agreed to provide Underwriters with an additional concession of $2.50 per Unit for committing to underwrite a total of 1,500 or more Units.

LEGAL AND AUDITING MATTERS

The legality of the Units offered hereby and certain matters relating to Federal and Kansas tax law have been passed upon by Chapman and Cutler, Chicago, Illinois as special counsel for the Sponsor.

The statement of net assets, including the Trust portfolio, of the Trust at the opening of business on March 19, 1997, the Date of Deposit, appearing in this Prospectus and Registration Statement has been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DESCRIPTION OF BOND RATINGS

STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. A description of the applicable Standard & Poor's rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligators such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

  1) Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

  2) Nature of and provisions of the obligation;

  3) Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

L: The letter "L" indicates that the rating pertains to the principal amount of those bonds where the underlying deposit collateral is fully insured by the Federal Savings & Loan Insurance Corp. or the Federal Deposit Insurance Corp.

MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected or poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con. (---)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by a) earnings of projects under construction, b) earnings of projects unseasoned in operation experience, c) rentals which begin when facilities are completed, or d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

TAX-EXEMPT/TAXABLE ESTIMATED CURRENT RETURN EQUIVALENTS

As of the date of this Prospectus, the following table shows the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using the published 1997 Federal and Kansas tax rates*. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The combined Federal and state tax brackets shown reflect the fact that state tax payments are deductible for Federal tax purposes and that no deduction of the Federal tax is claimed for state purposes. The table illustrates approximately what you would have to earn on taxable investments to equal tax-exempt estimated current returns in your income tax bracket under present tax law. Locate your income (after deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match tax-free income.
The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the table below for those individuals who have Adjusted Gross Income in excess of $121,200.

       Taxable Income                                   Tax-Exempt Estimated Current Return
--------------------------------                ----------------------------------------------------
Single                 Joint
Return                 Return          Tax      41/2%   5%    51/2%    6%    61/2%    7%    71/2%
        In thousands                 Bracket       Equivalent Taxable Estimated Current Returns
--------------------------------     -------    ----------------------------------------------------
$    0 -  24.65                       21.40%     5.73%  6.36%  7.00%   7.63%   8.27%   8.91%   9.54%
                    $  0 -  41.20     20.30      5.65   6.27   6.90    7.53    8.16    8.78    9.41
 24.65 -  59.75                       33.60      6.78   7.53   8.28    9.04    9.79   10.54   11.30
                   41.20 -  99.60     32.60      6.68   7.42   8.16    8.90    9.64   10.39   11.13
 59.75 - 124.65                       36.30      7.06   7.85   8.63    9.42   10.20   10.99   11.77
                   99.60 - 151.75     35.50      6.98   7.75   8.53    9.30   10.08   10.85   11.63
124.65 - 271.05                       41.00      7.63   8.47   9.32   10.17   11.02   11.86   12.71
                  151.75 - 271.05     40.10      7.51   8.35   9.18   10.02   10.85   11.69   12.52
   Over 271.05                        44.30      8.08   8.98   9.87   10.77   11.67   12.57   13.46
                      Over 271.05     43.50      7.96   8.85   9.73   10.62   11.50   12.39   13.27

* The table does not reflect the effect of two adjustments designed to phase-out the advantage of itemized deductions and personal exemptions for higher income taxpayers. These adjustments, in effect, increase the marginal Federal tax rate above the stated marginal tax rate by eliminating a portion of claimed itemized deductions and potentially eliminating entirely the effect of personal exemptions in determining Taxable Income. The total impact of the adjustments, which will vary from taxpayer to taxpayer, is dependent upon the itemized deductions and personal exemptions claimed.

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales material compare the then current estimated returns on the Trust and return over specified periods on other similar Ranson & Associates, Inc. sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

-------------------------------------------------------------------------------
REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS

CERTIFICATEHOLDERS
THE KANSAS TAX-EXEMPT TRUST
SERIES 83

We have audited the accompanying statement of net assets, including the Trust portfolio, of The Kansas Tax-Exempt Trust, Series 83, as of the opening of business on March 19, 1997, the Date of Deposit. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the Bonds held by the Trustee at the opening of business on March 19, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall statement of net assets presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The Kansas Tax-Exempt Trust, Series 83 at the opening of business on March 19, 1997, in conformity with generally accepted accounting principles.

                                  ALLEN, GIBBS & HOULIK, L.C.
Wichita, Kansas
March 19, 199
-------------------------------------------------------------------------------

THE KANSAS TAX-EXEMPT TRUST

SERIES 83
STATEMENT OF NET ASSETS
AT THE OPENING OF BUSINESS ON MARCH 19, 1997, THE DATE OF DEPOSIT

TRUST PROPERTY
Investment in securities--
Bonds deposited in Trust (1)                                $ 2,370,611
Accrued interest to Date of Deposit on Bonds (2)                 26,696
                                                            ------------
                                                              2,397,307
Less distributions payable (2)                                   26,696
                                                            ------------
Net assets, applicable to 2,493 outstanding Units
  of fractional undivided interest                          $ 2,370,611
                                                            ============

INTEREST OF CERTIFICATEHOLDERS
Cost to investors (3)                                       $ 2,492,756
Less sales charge (3)                                           122,145
                                                            ------------
Net proceeds to the Trust, equal to net assets              $ 2,370,611
                                                            ============

------------------
NOTES:
(1) Aggregate cost to the Trust of the Bonds listed in the Trust Portfolio is based on offering side evaluations determined by Stern Brothers & Co.
(2) Pursuant to the Indenture, the Trustee will advance funds in the amount of $28,541 representing the accrued interest to March 24, 1997 (the
"First Settlement Date") and such advance will be distributed to the Sponsor.
(3) The aggregate cost to investors (exclusive of interest) includes a sales charge computed at the rate of 4.90% of the Public Offering Price
(equivalent to 5.152% of the net amount invested) assuming no reduction of sales charge for quantity purchases

THE KANSAS TAX-EXEMPT TRUST, SERIES 83

TRUST PORTFOLIO AT THE OPENING OF BUSINESS ON MARCH 19, 1997, THE DATE OF DEPOSIT

                       NAME OF ISSUER, TITLE, COUPON RATE
                      AND MATURITY DATE OF BONDS DEPOSITED
AGGREGATE             IN TRUST OR REPRESENTED BY SPONSOR'S                                   REDEMPTION            COST OF BONDS
PRINCIPAL               CONTRACTS TO PURCHASE BONDS(1)(5)                 RATINGS(2)        PROVISION(3)            TO TRUST(4)
_________________________________________________________________________________________________________________________________
$   250,000     Unified School District No. 385 Butler County, Kansas         AAA               2003 @ 100            $  253,350
                (Andover) General Obligation School Building Bonds,
                Series 1994 (FSA Insured) 5.70%, Due 9/1/2014

    235,000     Unified School District No. 385 Butler County, Kansas         AAA               2003 @ 100               238,149
                (Andover) General Obligation School Building Bonds,
                Series 1994 (FSA Insured) 5.70%, Due 9/1/2015

    150,000     Reno County, Kansas Labette County, Kansas Single Family      Aaa#              Noncallable               52,427(6)
                Mortgage Revenue Bonds (Multiple Originator and Servicers)
                1983 Series A (Escrowed to Maturity) (FGIC Insured) 0.00%,
                Due 12/1/2015

*@@ 295,000     Unified School District No. 430 Brown County, Kansas          AAA               2006 @ 100               292,280
                (Horton) General Obligation Improvement and Refunding
                Bonds, Series 1997 (FSA Insured) 5.375%, Due 9/1/2017

 @@ 500,000     Kansas Development Finance Authority Health Facilities        AAA               2006 @ 102               489,375
                Revenue Bonds (Saint Luke's/Shawnee Mission Health Systems,                     2008 @ 100
                Inc.), Series 1996N (MBIA Insured) 5.375%, Due 11/15/2021

 @@ 500,000     Kansas Development Finance Authority Health Facilities        Aaa#              2007 @ 100               497,500
                Revenue Bonds (Hays Medical Center, Inc.), Series
                1997B (MBIA Insured) 5.50%, Due 11/15/2022

 @@ 500,000     City of Burlington, Kansas Pollution Control Refunding        AAA               2001 @ 102               547,530
                Revenue Bonds, Series 1991 (Kansas Gas & Electric                               2005 @ 100
                Company) (MBIA Insured) 7.00%, Due 6/1/2031

___________                                                                                                           ___________
 $2,430,000                                                                                                           $2,370,611

See "Notes to Trust Portfolio.

NOTES TO TRUST PORTFOLIO:
(1) Contracts to acquire Bonds were entered into by the Sponsor during the period March 7, 1997 through March 12, 1997. All Bonds are represented by regular way contracts, unless otherwise indicated, for the performance of which cash or an irrevocable letter of credit has been deposited with the Trustee.

(2) Securities ratings represent the latest published ratings by Standard & Poor's, unless marked with a "#" in which case the rating is by Moody's or unless marked with a "&&" in which case the Sponsor expects Standard & Poor's or Moody's, upon the receipt of an insurance policy obtained by the issuer, to issue a AAA rating. A brief description of the applicable Standard & Poor's or Moody's rating symbols and their meanings is set forth under "Description of Bond Ratings." "N/R" indicates that no rating has been provided for such Bonds; in the opinion of the Sponsor, these Bonds have credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Trust. "**" indicates rating is contingent upon receipt by Standard & Poor's or Moody's of final documentation.

(3) There is shown under this heading the year in which each issue of Bonds is initially redeemable and the redemption price for that year or, if currently redeemable, the redemption price in 1996 unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to the Trust. In addition, certain Bonds in the Trust portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. "S.F." indicates a sinking fund is established with respect to an issue of Bonds.

(4) During the initial offering period, evaluations of the Bonds are made on the basis of current offering side evaluations of the Bonds. The aggregate offering price is greater than the aggregate bid price of the Bonds, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period.

(5) Other information regarding the Bonds in the Trust, at the opening of business on the Date of Deposit, is as follows:

         COST OF BONDS       PROFIT TO      ANNUAL INTEREST       BID SIDE VALUE
          TO SPONSOR          SPONSOR       INCOME TO TRUST         OF BONDS
         -------------      ----------      ---------------       --------------
          $2,361,218           $9,393           $132,876           $2,342,681

(6) This Bond has been purchased at a discount from the par value because there is no stated interest income thereon. Such bonds are normally described as "zero coupon" bonds. Over the life of such bonds the value increases such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 6% of the aggregate principal amount of the Bonds in the Trust are "zero coupon" bonds.

@@ This Bond was issued at an original issue discount.
* This Bond is represented by a "when, as and if issued" or "delayed delivery" contract and has an expected settlement date after the "First Settlement Date" of the Trust. Interest on this Bond begins accruing to the benefit of Unitholders on the date of delivery

ESTIMATED CASH FLOWS TO UNITHOLDERS

The table below sets forth the per Unit estimated monthly distribution of interest and principal to Unitholders. The table assumes no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change, actual distributions will vary.

SERIES 83

                                       Estimated     Estimated     Estimated
     Distribution Dates                Interest      Principal       Total
        (Each Month)                  Distribution  Distribution  Distribution
     __________________               ____________  ____________  ____________
May        1997                           $2.98     $   0.00       $  2.98
June       1997 - May       2001           4.29         0.00          4.29
June       2001                            4.29       204.57        208.86
July       2001 - August    2003           3.14         0.00          3.14
September  2003                            3.14       194.54        197.68
October    2003 - November  2015           2.24         0.00          2.24
December   2015                            2.24        60.17         62.41
January    2016 - August    2017           2.25         0.00          2.25
September  2017                            2.25       118.33        120.58
October    2017 - October   2021           1.73         0.00          1.73
November   2021                            1.73       200.56        202.29
December   2021 - October   2022           0.86         0.00          0.86
November   2022                            0.86       200.56        201.42

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or any dealer. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

This Prospectus contains information concerning the Trust and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Trust has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.


TABLE OF CONTENTS

TITLE                                                       PAGE
-----                                                       -----
General Summary of Information                                 1
Summary of Essential Financial Information                     3
Summary of the Trust                                           5
Description of Trust Portfolio                                 7
Objectives of the Trust                                       11
Estimated Current Return and Estimated Long-Term Return       11
Public Offering Information                                   12
Accrued Interest                                              13
Redemption and Repurchase of Units                            14
Distribution of Interest and Principal                        15
Distribution Reinvestment Option                              16
Tax Status (Federal, State, Capital Gains)                    17
Expenses of the Trust                                         22
Evaluation of the Trust                                       23
Other Rights of Certificateholders                            23
Sponsor Information                                           24
Trustee Information                                           26
Underwriting                                                  27
Legal and Auditing Matters                                    28
Description of Bond Ratings                                   28
Tax-Exempt/Taxable Estimated Current Return Equivalents       30
Report of Allen, Gibbs & Houlik, L.C. Independent Auditors    32
Statement of Net Assets                                       32
Trust Portfolio                                               33
Notes to Trust Portfolio                                      34
Estimated Cash Flows to Unitholders                           35

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:
   The facing sheet
   The Cross-Reference Sheet
   The Prospectus
   The signatures
   The consents of independent public accountants, evaluator, and legal counsel

The following exhibits:

1.1    Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of Chapman and Cutler, special counsel to the Depositor, as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of Chapman and Cutler, special counsel to the Depositor, as to Federal and Kansas tax status of securities being registered
       (to be supplied by amendment).

4.1    Consent of evaluator (to be supplied by amendment).

4.2    Consent of Allen, Gibbs & Houlik, L.C. (to be supplied by amendment).

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Kansas Tax-Exempt Trust, Series 84 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wichita and State of Kansas on the 15th day of April, 1998.

                                 THE KANSAS TAX-EXEMPT TRUST, SERIES 84
                                  (Registrant)

                                 By RANSON & ASSOCIATES, INC.
                                  (Depositor)

                                 Attest          Alex R. Meitzner
                                         ----------------------------------
                                         Chairman of the Board and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on April 15, 1998.


     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

___________________________________________________________________________
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51
(File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                 S-2